240.13d-102 Schedule 13G - Information to be included in statements filed pursuant to 240.13d-1(b), (c), and (d) and amendments thereto filed pursuant to 240.13d-2.
Securities and Exchange Commission, Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
(Name of Issuer)
HPX Corp.
(Title of Class of Securities)
Class A Ordinary Shares, par value $0.0001 per share (“Class A Shares”)
(CUSIP Number)
G32219100
(Date of Event Which Requires Filing of this Statement)
December 31, 2021

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[  ] Rule 13d-1(b)
[  ] Rule 13d-1(c)
[ x ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange
Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G32219100
(1) Names of reporting persons Sharp Capital Gestora de Recursos Ltda.
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization Brazil
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 1,433,300 (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 1,433,300 (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 1,433,300 (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 5.66% (see Item 4)
(12) Type of reporting person (see instructions) CO

(1) The percentage set forth in Row 11 is based on the 25,300,000 Class A ordinary shares reported to be outstanding in the Current Report on Form 10-K filed by the Issuer (as defined herein) on December 22, 2021.

CUSIP No. G32219100
(1) Names of reporting persons Ivan Guetta
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 1,433,300 (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 1,433,300 (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 1,433,300 (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 5.66% (see Item 4)
(12) Type of reporting person (see instructions) HC

(1) The percentage set forth in Row 11 is based on the 25,300,000 Class A ordinary shares reported to be outstanding in the Current Report on Form 10-K filed by the Issuer (as defined herein) on December 22, 2021.

Item 1(a) Name of issuer:
HPX Corp.
Item 1(b) Address of issuer's principal executive offices:
1000 N. West Street, Suite 1200, Wilmington, DE 19801
(a) Name of person filing:
This statement is filed by: (i) Sharp Capital Gestora de Recursos Ltda. (the “Investment
Manager”) with respect to Class A Shares of the Issuer held by certain investment funds it manages; and (ii) Ivan Guetta (“Mr. Guetta”) with respect to Class A Shares owned by
Sharp Capital Gestora de Recursos Ltda.

Sharp Capital Gestora de Recursos Ltda. and Mr. Guetta have entered into a Joint Filing
Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.
The Investment Manager acts as investment manager to, and exercises investment discretion with respect to the Class A Shares owned by the Funds. Mr. Guetta serves as
Chief Executive Officer, Chief Investment Officer, director and control person of the
Investment Manager. The Investment Manager and Mr. Guetta are sometimes collectively referred to as the “Reporting Persons.”
2(b) Address or principal business office or, if none, residence:
The principal business office for all Reporting Persons filing is:
Borges de Medeiros Avenue, Number 633, Office Number 202
Rio de Janeiro, 22430-041
2(c) Citizenship:
Sharp Capital Gestora de Recursos Ltda. is a Brazil corporation Mr. Guetta is a citizen of Brazil.
2(d) Title of class of securities:
Class A Shares
2(e) CUSIP Number:
G32219100

Item 3.

Not applicable

Item 4. Ownership

As of the close of business on February 1, 2021:

1. Sharp Capital Gestora de Recursos Ltda.
(a) Amount beneficially owned: 1,433,300
(b) Percent of class: 5.66% calculated based on the 25,300,000 Class A ordinary shares (as reported to be outstanding in the Current Report on Form 10-K filed by the Issuer on December 22, 2021.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 1,433,300
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 1,433,300

2. Ivan Guetta
(a) Amount beneficially owned: 1,433,300
(b) Percent of class: 5.66% calculated based on the 25,300,000 Class A ordinary shares (as reported to be outstanding in the Current Report on Form 10-K filed by the Issuer on December 22, 2021.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 1,433,300
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 1,433,300
The Investment Manager and Mr. Guetta may be deemed to beneficially own the Class A Shares held by the Funds by virtue of the Investment Manager serving as the Funds’ investment manager and Mr. Guetta serving as control person of the Investment Manager. The filing of this Schedule 13G shall not be construed as an admission that either the Investment Manager or Mr. Guetta is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934,
as amended, the beneficial owner of Class A Shares, covered by this Schedule 13G.
Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
5 percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired
the Security Being Reporting on by the Parent Holding Company or Control
Person.
Not applicable
Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10. Certifications

By signing below I certify that, to the best of his/her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.  After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2022

SHARP CAPITAL GESTORA DE RECURSOS LTDA.
By: /s/ Ivan Guetta
Name: Ivan Guetta
Title: CIO/CEO

IVAN GUETTA
By: /s/ Ivan Guetta
Name: Ivan Guetta